January 5, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (202) 626-1930

John E. Ritacco
President and Chief Executive Officer
123 Main Street, Suite 750
White Plains, NY 10601

>   **Re: CMS Bancorp, Inc**
>   **Registration Statement on Form SB-2**
>   **Filed December 7, 2006**
>   **File No. 333-139176**

Dear Mr. Ritacco:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Provide us with copies of all marketing materials. Upon review, we may have comments.

2.   Please note the updating requirements of Item 310(g) of Regulation S-B and provide an updated consent from your independent accountant in your next pre-effective amendment.

QUESTIONS AND ANSWERS ABOUT THE OFFERING
What are the reasons for the conversion?, page 1
Will dividends be paid on the stock?, page 4

3.   Reconcile the various dividend disclosures in your document, including those on pages 1, 4, 17 and 30. Be clear, if true, that you will not pay dividends the first year and that any payment of dividends thereafter is subject to the determination of the board and regulatory limitations.

Summary

4.   Summarize the information on page 50 regarding the Memorandums of Understanding and the new management team and three-year strategic plan.

5.   We note the registrant does not appear to have a website. If this changes during registration, please update to provide the address.

How We Determined The Offering Range And The $10 Price Per Share, page 9

6.   Please expand to be more specific and substantive in your summary of the valuation and to clarify the aspects of your financial condition and results of operations that FinPro considered most notable in determining the value of CMS Bancorp.

Benefits to Management, page 12

7.   Discuss the consequent reduction in earnings and possible dilution.

HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING, page 28

8.   Quantify the estimated dollar amounts involved for the various uses of the proceeds to be distributed to Community Mutual, to the extent practicable. Provide a timetable for the repayment of borrowings, renovations, technology upgrades, website and online banking development and de novo branch expansion and acquisition plans. If the type of loans originated will change, discuss how. As your plans for use of proceeds solidify, please update the disclosure pursuant to Item 504 of Regulation S-B both here and in the summary.

MARKET FOR THE COMMON STOCK, page 30

9.   Please advise us of the status of your application for quotation on the Nasdaq Capital Market.

RISK FACTORS
Our local economy may affect our future growth possibilities, page 21

10.   Please revise the subheading to state clearly the risk involved.

Our charter, bylaws and certain laws may prevent transactions you might favor…, page 23

11.   Please characterize these provisions as "anti–takeover" in the subheading and text.

Management's Discussion and Analysis of Financial Condition and Results of Operations

12.   Please provide a detailed discussion of the new three year strategic plan under an
        appropriate subheading. Provide a discussion of the possible future effects of the plan on
        the Bank' financial condition and results of operations.

13.   Please include an executive level overview section, consistent with the Staff's
        "December Release" Release Nos. 33-8350.

Comparison of Operating Results for the Years Ended September 30, 2006 and September 30,
2005, page 43

14.   We note you received proceeds from sales of securities available for sale during the year
        ended September 30, 2005 of $3.8 million and recognized a gain of $2.0 million in the
        Statements of Income related to this sale. As this event constitutes a significant element
        of income, please include additional disclosure in MD&A to provide a better
        understanding of the event with particular emphasis on the prospects for the future as
        required by Item 303(b) of Regulation S-B.

Liquidity and Capital Resources, page 44

15.   Please revise your disclosures to include an analysis of the components of the statements
        of cash flows (i.e. operating, investing, and financing activities) that explains the
        significant year-to-year variations in the line items (e.g. provide an explanation of the
        significant changes in your interest receivable, other assets and other liabilities). Your
        analysis of cash flows should not merely recite information presented in the consolidated
        statement of cash flows. Please refer to the SEC's Interpretation: Commission Guidance
        Regarding Management's Discussion and Analysis of Financial Condition and Results of
        Operations [Release No. 33-8350, <http://www.sec.gov/rules/interp/33-8350.htm>] as it
        relates to liquidity and capital resources.

16.   We noted the decrease in your average savings and club account deposits at lower
        interest expense rates and the increase in your higher cost certificate of deposits from
        your table on page 41 (average balances, interest and average yields). Considering
        current interest rate trends, as well as trends you are experiencing, please revise to

provide a robust discussion of how these trends/changes impacted your current results of operations and how your future results of operations will be impacted. Explain in sufficient detail how you plan to continue/maintain profitability. Also, address the flattening yield curve and other associated risks in an appropriately captioned risk factor**.**

Transactions with Related Persons, page 89

17.   Please state, if such is the case, that the loans to management and immediate family: (A) were made in the ordinary course of business, (B) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (C) did not involve more than the normal risk of collectibility or present other unfavorable features. If this disclosure cannot be made, or if any loan covered by Item 404 of Regulation S-B is disclosed as nonaccrual, past due, restructured or a potential problem, include appropriate alternative disclosure.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Irving at 202-551-3321 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3491 with any other questions.

Sincerely,

Todd Schiffman
Assistant Director
Financial Services Group

cc: V. Gerard Comizio
        Matthew Dyckman
        Thacher Proffitt & Wood
        1700 Pennsylvania Ave, NW
        Suite 800
        Washington, D.C. 20006